EXHIBIT 99.1

ASSET PURCHASE AGREEMENT

BETWEEN

MOGO FINANCIAL INC. AND MOGO FINANCE TECHNOLOGY INC. as Sellers,

AND

EASYFINANCIAL SERVICES INC., as Purchaser,

DATED AS OF FEBRUARY 28, 2020

i

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of February 28, 2020 (the “Closing Date”) by and between Mogo Financial Inc., a Manitoba corporation (“MFI”), Mogo Finance Technology Inc., a British Columbia corporation (“MFTI” and, together with MFI, the “Sellers” and each a “Seller”) and easyfinancial Services, Inc., an Ontario corporation (“Purchaser”). Sellers and Purchaser are collectively referred to herein as the “Parties” and individually as a “Party.”

WHEREAS, MFI is engaged in, among other things, the origination of the Loans and MFTI is engaged in, among other things, the marketing and servicing of the Loans, such Loans comprising a part of the Purchased Assets; and

WHEREAS, subject to the terms and conditions of this Agreement, Sellers hereby sell, transfer and assign, and Purchaser hereby purchases, the Purchased Assets.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions. Capitalized terms used in this Agreement shall have the meanings set forth below:

“Accounts Receivable” means, collectively, all Loan receivables (including all amounts receivable by MFI on account of principal, interest, service fees, registration fees, penalties, finance charges or other similar fees or charges, excluding any in-transit amounts) owing by a borrower or guarantor under or in connection with the Loans, whether or not MFI has written off some or all of the outstanding amounts of such Loans.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person. The term “control” means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities, partnership or other ownership interests, by contract or otherwise), and notwithstanding the foregoing, includes contractors and/or subcontractors of the Purchaser.

“Agreement” shall have the meaning set forth in the preamble hereof.

“Applicable Claims” shall have the meaning set forth in Section 2.6(b) hereof.

“Assumed Liabilities” shall have the meaning set forth in Section 2.2.

“Business Day” means, any day, other than a Saturday or Sunday, on which banking institutions in Ontario and British Columbia are open for commercial banking business during normal banking hours.

1

“CASL” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act, S.C. 2010, c. 23.

“Closing” shall have the meaning set forth in Section 2.5(a) hereof.

“Closing Date” means the closing date set forth in the preamble hereof.

[Redacted – Commercially Sensitive Content].

“Collateral Sources” shall have the meaning set forth in Section 6.4 hereof.

“Commercial Agreement” means the three (3) year exclusive commercial agreement between Sellers and Purchaser pursuant to which Sellers will market Program Products (as that term is defined in the Commercial Agreement) offered by Purchaser.

“Contracts” means all active loan contracts under which MFI is currently providing Loans to customers substantiated by a signed agreement and other documents (extensions, modifications, etc.) necessary to support and explain deposits into Sellers’ bank accounts attributed to such customer, and, where applicable, documents evidencing the customer’s Loan Protection Insurance.

“Data Files” means the data files provided by Sellers to Purchaser on or prior to the date hereof containing any and all detailed information with respect to each Loan and each customer as it relates to such customer’s Loan, including, but not limited to: adjudication (such as: credit reporting data), servicing and collection of such Loan.

“Encumbrance” means any security interest, lien (statutory or otherwise), prior claim, charge, hypothec, reservation of ownership, pledge, encumbrance, option or adverse claim of any nature or kind.

“ETA” means the Excise Tax Act (Canada), as amended.

“GMPs” shall have the meaning set forth in Section 2.6(a) hereof.

“Governmental Authority” means any foreign, federal, provincial, state, local, municipal or other administrative, regulatory, governmental or quasi-governmental authority of any nature (including, without limitation, any governmental agency, branch, board, commission, department, instrumentality, official or entity, and any domestic or foreign court, arbitral body or tribunal), or any administrative, executive, judicial, legislative, police, or regulatory or taxing authority.

“Governmental Authorizations” means authorizations, approvals, orders, certificates, consents, directives, notices, licences, permits, variances, registrations or other rights issued to or required by Sellers relating to the Operation or any of the Purchased Assets by or from any Governmental Authority.

2

“Knowledge” means, in the case of Sellers, the actual knowledge of Greg Feller, President and CFO of Sellers, after reasonable inquiry.

“Legal Requirements” means any federal, provincial, state, local, municipal, foreign, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty, including applicable privacy laws.

“Loan Protection Insurance” shall have the meaning set forth in Section 2.6(a) hereof.

“Loans” means the unsecured consumer term loans originated by MFI between July 2015 and the Closing Date, in original principal amounts ranging from $2,000 to $35,000 and at APRs ranging from 5.9% to 45.9%, all as more particularly set out in the Data Files, as provided by Sellers to Purchaser.

“Loss” shall have the meaning set forth in Section 6.1(a) hereof.

“Material Adverse Effect” means any effect or change that could reasonably be expected to be materially adverse to the Operation or the Purchased Assets, taken as a whole.

“MFI” shall have the meaning set forth in the preamble hereof.

“MFTI” shall have the meaning set forth in the preamble hereof.

“Non-assigned Contracts” shall have the meaning set forth in Section 2.5(d) hereof.

“Operation” means the business of marketing, offering, providing, selling and servicing the Loans under the name “MogoLiquid”, as currently conducted by Sellers in the provinces of British Columbia, Alberta, Manitoba, Ontario, New Brunswick, Prince Edward Island, Newfoundland and Nova Scotia.

“Parties” or “Party” shall have the meaning set forth in the preamble hereof.

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or governmental entity (whether federal, provincial, county, city or otherwise and including, without limitation, any instrumentality, division, agency or department thereof).

“Personal Information” shall have the meaning set forth in Section 3.7(b) hereof.

[Redacted – Commercially Sensitive Content].

“Privacy Laws” shall have the meaning set forth in Section 3.7(b) hereof.

“Proceeding” shall have the meaning set forth in Section 6.1(c)(i) hereof.

“Program Agreements” shall have the meaning set forth in Section 2.6(a) hereof.

“Prohibited Names” shall have the meaning set forth in Section 6.11 hereof.

3

“Purchase Price” shall have the meaning set forth in Section 2.3 hereof.

“Purchased Assets” means the following assets as of the Closing Date:

a)	all Loans;

b)	all Accounts Receivable which shall not contain delinquent Loans amounting to more than 6.5% of total Accounts Receivable at the Closing Date;

c)	[Redacted – Commercially Sensitive Content];

d)	all Contracts;

e)	contracts with third-party collections and insolvency agencies relating to the Loans;

f)	all of the right, interest and benefit to all information and documents of the Sellers contained in the Data Files;

g)	the exclusive right of the Purchaser to represent itself as the Person entitled to collect and receive the Accounts Receivable in succession to MFI, and any express consents obtained by the Seller under applicable privacy and anti-spam laws from any Loan customer;

h)	all Supporting Documentation;

i)	the exclusivity right contained in the Commercial Agreement;

j)	all claims, refunds, causes of action, rights of recovery, rights of set-off, subrogation and rights of recoupment of the Sellers related to any of the Purchased Assets or any of the Assumed Liabilities, and the interest of the Seller in any litigation and in the proceeds of any judgment, order or decree issued or made in respect thereof in respect of occurrences, events, accidents or losses suffered prior to the Closing Date;

k)	all proceeds of any of the foregoing; and

l)	[Redacted – Commercially Sensitive Content].

“Purchaser” shall have the meaning set forth in the preamble hereof.

“Purchaser Confidential and Proprietary Information” shall have the meaning set forth in Section 5.2 hereof.

“Purchaser Fundamental Representations” shall have the meaning set forth in Section 6.1(b)(ii) hereof.

“Purchaser Indemnitee” shall have the meaning set forth in Section 6.1(a)(i) hereof.

“Recovery Costs” shall have the meaning set forth in Section 6.4 hereof.

4

“Sellers” shall have the meaning set forth in the preamble hereof.

“Sellers’ Confidential and Proprietary Information” shall have the meaning set forth in Section 5.2 hereof.

“Sellers’ Fundamental Representations” shall have the meaning set forth in Section 6.1(a)(ii) hereof.

“Sellers’ Indemnitees” shall have the meaning set forth in Section 6.1(b) hereof.

“Sellers’ Survival Date” shall have the meaning set forth in Section 6.1(a)(ii) hereof.

“Sellers’ Trademarks” means all trademarks, service marks, trade-dress, trade-names, logos and other indicia of origin of the Seller and its Affiliates.

“Supporting Documentation” means copies of identification, bank statements, paystubs and such other documents as may have been collected by the Sellers from a customer in connection with the adjudication, servicing and collection of a Loan, including all electronic copies of loan underwriting, as well as all historical credit bureau data and any data related to the Loans subject to this Agreement.

“Tax” or “Taxes” shall include taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance, Canada Pension Plan and other government pension plan premiums or contributions.

“Tax Act” means the Income Tax Act (Canada), as amended.

1.2 Interpretation. Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement. Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation” Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. A reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

5

ARTICLE 2

PURCHASE, SALE AND ASSUMPTION

2.1 Purchase and Sale of Purchased Assets. Upon the terms and subject to the conditions set forth herein and on the basis of the representations, warranties, covenants and agreements contained herein. Sellers hereby sell, assign, transfer, convey and deliver to Purchaser free and clear of all Encumbrances, and Purchaser hereby purchases, acquires and accepts, all of Sellers’ right, title and interest in and to the Purchased Assets.

2.2 Assumed Liabilities. Purchaser hereby assumes and shall pay, discharge and perform, as the case may be, from and after the Closing Date, the liabilities and obligations of the Sellers under the Contracts to the extent first arising on or after the Closing Date and not related to any matter, circumstance or default existing at, prior to or as a consequence of the Closing Date (collectively, the “Assumed Liabilities”). Except as expressly assumed pursuant to the immediately preceding sentence, all debts, obligations, contracts and liabilities of or relating to the Operation or the Purchased Assets, the Sellers, the Sellers’ Affiliates, or any predecessors of the Sellers, of any kind or nature, shall remain the sole responsibility of the Sellers and their Affiliates, and the Purchaser shall not assume, accept or undertake any other debt, obligation, duty, contract or liability of the Sellers or any of their Affiliates of any kind whatsoever, whether accrued, contingent, known or unknown, express or implied, primary or secondary, direct or indirect, liquidated or unliquidated, or otherwise.

2.3 Consideration. As consideration for the Purchased Assets, Purchaser will (a) pay to Sellers an amount equal to 100% of the Accounts Receivable in respect of the Loans being transferred pursuant to this Agreement, which is $31,850.988.54 as of the date hereof, and (b) assume from Sellers, and thereafter, perform and discharge when due, the Assumed Liabilities (the “Purchase Price”).

2.4 Payment of Purchase Price. The Purchase Price shall be paid by the Purchaser as follows:

(a)	On the Closing Date:

(i) by the assumption by Purchaser of the applicable Assumed Liabilities; and

(ii) by payment to Sellers (or as Sellers may otherwise direct) of an amount equal to $ 31,850.988.54 by wire transfer of immediately available funds to an account designated by Seller in writing at least two (2) Business Days prior to the Closing Date, which will be held in escrow, and in trust for the Purchaser, until confirmation by the Purchaser that all of the deliveries contemplated in Section 2.5(c)(ii) have been delivered by the Sellers to the Purchaser.

(b)	Within 48 hours of the Closing Date, Sellers to provide to the Purchaser updated Accounts Receivable information compared to the first data file provided by Sellers to Purchaser to allow for reconciliation of the Accounts Receivable in respect of the Loans transferred on the Closing Date, as set out in the ‘Full_Balance’ column in the first data file and any consequential adjustments to the portion of the Purchase Price paid on the Closing Date. Any such adjustments shall be provided by wire transfer of immediately available funds within five (5) Business Days to an account designated by Seller, or the Purchaser, as the case may be.

6

2.5 Closing Transactions.

(a) The Closing. The Closing of the transactions contemplated by this Agreement (the “Closing”) shall take place by way of an electronic exchange of documents effective as of 3:01 a.m. Toronto time on the Closing Date.

(b) Transfer and Delivery. At Closing, Sellers shall execute and deliver to Purchaser all such documents, bills of sale, assignments, conveyance agreements, instruments of transfer, deeds, assurances, data files and other documents as shall be reasonably necessary to effectively transfer to Purchaser the Purchased Assets.

(c) Closing Deliveries.

(i) At Closing, Purchaser shall deliver to Sellers the applicable Purchase Price in the manner specified in Section 2.4, and Sellers and Purchaser shall deliver such agreements and documents as may be reasonably necessary to complete the transactions provided for in this Agreement.

(ii) On the Closing Date, Sellers shall deliver to Purchaser the Data Files and Contracts relating to the Loans transferred on the Closing Date and Sellers and Purchaser shall deliver the Commercial Agreement.

(iii) Within 14 days following the Closing Date, Sellers shall provide to Purchaser all Supporting Documentation in such form and medium as Purchaser may reasonably request.

(d) Non-Assigned Contracts. If there are any contracts relating to the Purchased Assets which are not assignable in whole or in part without the consent, approval or waiver of another party or parties to them, and such consents, approvals or waivers have not yet been obtained as of the Closing Date, then:

(i) nothing in this Agreement will be construed as an assignment of any such contract (the “Non-assigned Contracts”);

(ii) the Parties will take all actions described in Section 5.5; and

(iii) once required consent, approval or waiver to the assignment of a Non-assigned Contract is obtained, such Non-assigned Contract is deemed to be assigned to the Purchaser and the Purchaser will assume such Contract.

7

2.6 Loan Protection Insurance.

(a) Pre-Closing Status. The Sellers and the Purchaser acknowledge and agree that certain of the Loans are subject to optional creditor’s group insurance coverage (the “Loan Protection Insurance”), which is issued and/or administered under the group master policies (the “GMPs”) by an insurer, and that the promotion, sale and administration by the Sellers and the insurer of the Loan Protection Insurance in respect of the Loans is governed by a marketing agreement (the “Program Agreements”). The Sellers represent and warrant to the Purchaser that the insurer has consented to the arrangements provided for in this Section 2.6.

(b) Post-Closing. Subject to this Section 2.6, following the effective time of the Closing, the Sellers shall continue to administer the Loan Protection Insurance in respect of the Loans in accordance with the Program Agreements, as applicable. The Purchaser shall collect all premiums and applicable taxes received by the Purchaser for the Loan Protection Insurance from the borrowers and remit those amounts on a monthly basis, [Redacted – Commercial Sensitive Content], which amount shall be exclusive of any applicable taxes and Purchaser shall hold the amounts to be paid to the Sellers in trust of Seller until they are paid to Sellers. The Sellers hereby assign to the Purchaser such of their rights under the GMPs as are necessary for the Sellers to collect the premiums and taxes from the borrowers under the applicable Loans and confirm that the borrowers may continue to receive the benefit of the Loan Protection Insurance after Closing. Where a borrower makes a claim under the Loan Protection Insurance, the Sellers shall remit to the Purchaser all amounts received in respect of such claims (“Applicable Claims”) under the Loan Protection Insurance in place in respect of the Loans forthwith upon receipt, and shall hold such amounts in trust for the Purchaser until they are paid. The Purchaser and the Sellers shall cooperate and take all commercially reasonable steps with respect to information received in respect of Applicable Claims in order to allow the Sellers to meet their obligations in respect thereof under the Program Agreements.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES FROM SELLER

Each Seller represents and warrants to Purchaser the matters set out below:

3.1 Organization and Power. MFI is a company duly incorporated and validly existing under the laws of the Province of Manitoba. MFTI is a company duly amalgamated and validly existing under the laws of the Province of British Columbia. Each Seller has all requisite corporate power and authority to own, lease and operate its property and assets and to carry on the Operation.

3.2 Authorization. Each Seller has the authority and power to execute, deliver and perform this Agreement and all of the agreements contemplated hereby to which it is a party and to consummate the transactions contemplated hereby and thereby. This Agreement and all of the agreements contemplated hereby to which each Seller is a party have been duly and validly authorized, executed and delivered by Seller and each such agreement constitutes a legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms, except (a) as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, and (b) as such enforceability may be limited by general principles of equity, regardless of whether asserted in a proceeding in equity or law.

8

3.3 No Breach. The execution, delivery and performance of this Agreement and all of the agreements contemplated hereby to which each Seller is a party by the Seller and the completion of the transactions contemplated hereby and thereby do not and will not result in or constitute any of the following: (a) a default, breach or violation or an event that, with notice or lapse of time or both, would be a default, breach or violation of any of the terms, conditions or provisions of the articles or by laws of the Seller or of any contract or Governmental Authorization; (b) an event which, pursuant to the terms of any contract or Governmental Authorization, would cause any right or interest of the Seller to come to an end or be amended in any way that is detrimental to the Purchased Assets or entitle any other Person to terminate or amend any such right or interest or relieve any other Person of its obligations thereunder; (c) the creation or imposition of any Encumbrance on any of the Purchased Assets; or (d) the violation of any Legal Requirements.

3.4 Regulatory Approvals. No material approval, order, consent of or filing with any Governmental Authority is required on the part of each Seller, in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement or the performance of Seller’s obligations under this Agreement or any other documents and agreements to be delivered under this Agreement. Seller confirms that it is in compliance in all material respects with all legislation and regulations respecting the Purchased Assets, including any applicable high cost credit legislation in Canada.

3.5 Purchased Assets.

(a) Sellers have delivered to Purchaser (a) true and complete copies of the MFI’s standard form Contracts, and (b) will deliver on the Closing Date, a true and complete list of all Contracts. Each Seller is the legal and beneficial owner and (where its interests are registrable) the sole registered owner of the applicable Purchased Assets with good and valid title, free and clear of any Encumbrances, and each Seller is exclusively entitled to possess and dispose of same (subject only, in the case of contracts or Governmental Authorizations, to the necessity of obtaining consents to their assignment).

(b) Each Contract is a valid and binding agreement of MFI and is in full force and effect unamended and, there are no outstanding material defaults (or events which would constitute a material default with the passage of time or giving of notice or both) under such Contracts on the part of MFI. To the Knowledge of the Sellers, each Contract is a valid and binding agreement of any Person (other than MFI) that is a party thereto, and no such Person is in default thereunder and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a default under any Contract by such Person other than defaults caused by the non-payment of amounts due under such Contract by such Person. No consent is required nor is any notice required to be given under any Contract by any Person in connection with the completion of the transactions contemplated by this Agreement in order to maintain all rights of MFI under any Contract. The completion of the transactions contemplated by this Agreement or any of the agreements contemplated hereby will not result in any default under any Contract nor afford any Person the right to terminate any Contract nor will the completion of such transactions result in any additional or more onerous obligations on MFI under any Contract. For the avoidance of doubt, MFI confirms that it has the right to assign the Loans to the Purchaser and that there are no Encumbrances against the Loans.

9

(c) The Sellers have made available to the Purchaser the Data Files, which are true and complete in all material respects. At the Closing, Sellers will provide to the Purchaser electronic copies of the Contracts, any data collected and stored about the customers by the Sellers over time, including all customer queries, insofar as such data relates to the Loans. For the avoidance of doubt, Sellers will also retain any data collected and stored about the customers insofar as such data relates to the MogoAccount operated by MFTI or any products and services offered by the Sellers other than the Loans and may use such data for the purposes of marketing other products or services offered by the Sellers. For the avoidance of doubt, the Sellers shall not use any customer information related solely to the Loans for the purposes of marketing other products or services offered by the Sellers.

(d) Sellers confirm that all data related to the Purchased Assets that has been provided to the Purchaser reflects the most recent data the Sellers have with respect to the Purchased Assets in their records.

(e) All Accounts Receivable are valid obligations which arose in the ordinary course of business. None of the Accounts Receivable is due from an Affiliate of the Sellers.

3.6 Litigation; Proceedings. There are no claims, investigations or other proceedings, including appeals and applications for review, in progress, pending or, to the Knowledge of Seller, threatened against or relating to Seller before any Governmental Authority (a) affecting, or that could reasonably be expected to affect, any of the Purchased Assets (other than proceedings in the ordinary course of business which are not, individually or in the aggregate, material); or (b) which, if determined adversely to Seller, could reasonably be expected to, enjoin, restrict or prohibit the transfer of all or any part of the Purchased Assets as contemplated by this Agreement, or delay, restrict or prevent Seller from fulfilling any of its obligations set out in this Agreement or arising from this Agreement, and Seller has no Knowledge of any existing legal or factual ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success. There is no order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority affecting the Seller, the Operation or any of the Purchased Assets.

3.7 Compliance with Legal Requirements.

(a) Seller is, and for the last five (5) years has been, in compliance in all material respects with all Legal Requirements in respect of the Purchased Assets (including the procedures and processes used by the Seller in the Operation). No written notice has been received by Seller alleging a material violation of or liability or potential responsibility in respect of the Purchased Assets under any such law, rule or regulation which is pending or remains unresolved. There are no Governmental Authorizations required for the Operation other than the lender, high-cost credit grantor and loan insurance sales licenses required in certain Provinces.

10

(b) Each Seller has complied in all material respects with the Personal Information Protection and Electronic Documents Act (Canada) and any comparable law of any other jurisdiction (including any province or territory of Canada) that is applicable to the Operation or any of the Purchased Assets (“Privacy Laws”), in connection with the Seller’s collection, use and disclosure of information about an identifiable individual (including any information that constitutes personal information within the meaning of one or more Privacy Laws) (“Personal Information”). The Sellers have had in place, since 2015, a privacy policy or policies governing the collection, use, disclosure and protection of Personal Information by the Sellers, and have collected, used, disclosed and protected Personal Information in accordance with such policy or policies. Each Seller is in compliance in all material respects with the terms of all Contracts, and all industry standards to which the Operation is subject, relating to privacy, data security or breach notification.

(c) To each Seller’s Knowledge, there has been no: (i) loss or theft of, or unauthorized access, use or disclosure of, Personal Information or data, (ii) unauthorized access to or use of the Seller’s information technology systems; (iii) complaints or claims regarding the Seller’s collection, use or disclosure of Personal Information or the actual or alleged violation of any Privacy Law, Contract or industry standard to which the Operation is subject; or (iv) investigation, audit or other inquiry from a Governmental Authority regarding the Seller’s collection, use, disclosure or protection of Personal Information, in each case in connection with the Business, which would, individually or in the aggregate, have a Material Adverse Effect. In carrying on the Operation, each Seller has complied in all material respects with CASL since July 1, 2014. The Sellers have maintained and continue to maintain records that are sufficient to demonstrate its compliance with CASL, including copies of consent forms, commercial electronic message templates, and records of all consents given or withdrawn. The Sellers have contracts with all third parties that, on the Seller’s behalf, send commercial electronic messages, collect electronic addresses or install computer programs on the computer systems of other third parties, which contracts require such third parties to comply with CASL.

3.8 Tax Matters.

(a) No failure, if any, of each Seller to duly and timely pay all Taxes, including all instalments on accounts of Taxes for the current year that are due and payable by it, will result in an Encumbrance on the Purchased Assets.

(b) Neither Seller is a non-resident of Canada for the purposes of the Tax Act.

(c) Each Seller is duly registered under Subdivision (d) of Division V of Part IX of the ETA with respect to the goods and services tax and harmonized sales tax and its registration number is: MFI: 877171306RT0001; MFTI - 877186106RT0001.

OTHER THAN AS EXPRESSLY PROVIDED IN THIS ARTICLE 3 OR OTHERWISE IN THIS AGREEMENT OR ANY AGREEMENT REFERRED TO HEREIN, NO REPRESENTATION, WARRANTY OR COVENANT IS EXPRESSED OR IMPLIED BY THE SELLERS, IN RESPECT OF THE PURCHASED ASSETS, THE ASSUMED LIABILITIES OR THE RIGHT OF THE SELLER TO SELL OR ASSIGN THE SAME.

11

ARTICLE 4

REPRESENTATIONS AND WARRANTIES FROM PURCHASER

Purchaser represents and warrants to Sellers the matters set out below:

4.1 Organization and Power. Purchaser is a corporation duly incorporated, validly existing, organized and in good standing under the laws of the Province of Ontario. Purchaser has all requisite corporate power and authority to own, lease and operate its property and assets.

4.2 Authorization. Purchaser has the capacity, authority and power to execute, deliver and perform this Agreement and all of the agreements contemplated hereby to which it is a party and to consummate the transactions contemplated hereby and thereby. This Agreement and all of the agreements contemplated hereby to which Purchaser is a party have been duly and validly authorized, executed and delivered by Purchaser and each such agreement constitutes a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, except (a) as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, and (b) as such enforceability may be limited by general principles of equity, regardless of whether asserted in a proceeding in equity or law.

4.3 No Breach. The execution, delivery and performance of this Agreement and all of the agreements contemplated hereby to which Purchaser is a party by Purchaser and the completion of the transactions contemplated hereby and thereby do not and will not result in or constitute any of the following: (a) a default, breach or violation or an event that, with notice or lapse of time or both, would be a default, breach or violation of any of the terms, conditions or provisions of the articles or by laws of the Seller or of any contract or Governmental Authorization; or (b) the violation of any Legal Requirements.

4.4 Regulatory Approvals. No material approval, order, consent of or filing with any Governmental Authority is required on the part of Purchaser, in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement or the performance of Purchaser’s obligations under this Agreement or any other documents and agreements to be delivered under this Agreement.

4.5 Litigation; Proceedings. There are no claims, investigations or other proceedings, including appeals and applications for review, in progress, or, to the knowledge of Purchaser, pending or threatened against or relating to Purchaser before any Governmental Authority which, if determined adversely to Purchaser, would, enjoin, restrict or prohibit the transfer of all or any part of the Purchased Assets as contemplated by this Agreement, or delay, restrict or prevent Purchaser from fulfilling any of its obligations set out in this Agreement or arising from this Agreement, and Purchaser has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success.

4.6 GST/HST Registration. Purchaser is duly registered under Subdivision (d) of Division V of Part IX of the ETA with respect to the goods and services tax and harmonized sales tax and its registration number is: 86392 5137 RT0001.

12

ARTICLE 5

COVENANTS AND OTHER AGREEMENTS

5.1 Confidentiality; Press Releases. The Parties hereto will, and will cause each of their respective Affiliates and representatives to, maintain the confidentiality of this Agreement and the transactions contemplated hereby and will not, and will cause each of their respective Affiliates and representatives not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other Party hereto, except where required to do so by law or by the applicable regulations, rules or policies of any Governmental Authority having jurisdiction in respect of the party, in each case in circumstances where prior consultation with the other party is not practicable and a copy of such disclosure is provided to the other party at the same time as it is made to the Governmental Authority. Nothing in this Section 5.1 shall prohibit either Party from disclosing the terms of this Agreement to any third party whose consent or approval is required in order to consummate the purchase and sale of the Purchased Assets contemplated hereunder. Notwithstanding the foregoing, the Parties acknowledge and agree that this Agreement and the transactions contemplated hereby constitute a ‘material change’ for the Sellers within the meaning of applicable securities laws and Sellers will be required to issue a press release announcing the Agreement and the transactions contemplated hereby and file a material change report in respect of same, subject to the prior review and written approval of the Purchaser.

5.2 Confidential Information. From and after the Closing, (a) each Seller agrees to keep secret and not to disclose any Seller Confidential and Proprietary Information to any Person other than Purchaser, and (b) Purchaser agrees to keep secret and not to disclose any Purchaser Confidential and Proprietary Information to any Person other than Sellers, except, in each case, as otherwise expressly required by law or any legal process; provided that in the event that a Seller becomes obligated to disclose Seller Confidential and Proprietary Information or Purchaser becomes obligated to disclose Purchaser Confidential and Proprietary Information (each a “disclosing party” as the context requires), pursuant to law or legal process, the disclosing party shall promptly notify the other Party so that the other Party may have an opportunity to seek a protective order or other appropriate remedy that will permit the disclosing party to avoid such disclosure. In the event that such protective order or other remedy is not obtained, the disclosing party will disclose only that portion of Seller Confidential and Proprietary Information or Purchaser Confidential and Proprietary Information, as applicable, as it is obligated to disclose pursuant to such law or legal process, and will use reasonable efforts to obtain assurances that confidential treatment will be accorded to any Seller Confidential and Proprietary Information or Purchaser Confidential and Proprietary Information, as applicable, so disclosed. For purposes of this Agreement, the term “Seller Confidential and Proprietary Information” means all non-public or proprietary information, matters and materials of or relating to the Purchased Assets, and “Purchaser Confidential and Proprietary Information” means all non-public or proprietary information, matters and materials of or relating to Sellers, their business or the Operation, other than the Purchased Assets. Notwithstanding the foregoing, the disclosing party shall be permitted to make disclosures concerning Seller Confidential and Proprietary Information or Purchaser Confidential Information, as applicable, that (i) is part of the public domain; (ii) becomes part of the public domain other than as a result of a breach of these provisions by the disclosing party; (iii) the disclosing party is required to disclose pursuant to applicable laws or stock exchange rules or by a Governmental Authority; (iv) was received in good faith after Closing from an independent Person who was lawfully in possession of such information free of any obligation of confidence; or (v) is released from the provisions of this Agreement by the written authorization of the disclosing party.

13

5.3 Expenses. Except as otherwise set forth in this Agreement, each of the Parties hereto shall be solely responsible for and shall bear all of its own costs and expenses incident to its obligations under and in respect of this Agreement and the transactions contemplated hereby, including, but not limited to, any such costs and expenses incurred by any Party hereto in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement (including, without limitation, the fees and expenses of legal counsel, accountants, investment bankers or other representatives and consultants), regardless of whether the transactions contemplated hereby are consummated.

5.4 Mutual Assistance. Subsequent to Closing, each of the Parties hereto, at their own cost, will assist each other (including by the retention of records and the provision of access to relevant records) in the preparation of their respective Tax returns and the filing and execution of Tax elections, if required, as well as in the defense of any audits or litigation that may ensue as a result of the filing thereof, to the extent that such assistance is reasonably requested.

5.5 Full Benefit of Purchased Assets. In order that the Purchaser may realize the full benefit of the Purchased Assets:

(a) Sellers will hold the Non-assigned Contracts in trust for the benefit of the Purchaser;

(b) Sellers will, at the request, expense and direction of the Purchaser and in the name of the Purchaser or otherwise as the Purchaser may specify, take all action and do or cause to be done all things that are, in the opinion of the Purchaser, reasonably necessary in order that the obligations under the Non-assigned Contracts are performed in such a matter that the value of such contracts are preserved and enure to the benefit of the Purchaser, and that the collection of moneys due and payable to the Purchaser under such contracts are received by the Purchaser;

(c) Sellers will promptly pay over to the Purchaser all moneys collected by or paid to Sellers in respect of the Non-assigned Contracts; and

(d) the Purchaser will indemnify and hold harmless Sellers and its directors, officers, employees, agents and representatives from, and will pay for, all Damages imposed or asserted against any of them as a consequence of Sellers taking any action or causing anything to be done at the direction of the Purchaser or any of its representatives, or otherwise under this Section 5.5. This indemnity is not subject to any of the limitations set out in ARTICLE 6.

5.6 Further Assurances. At Closing, and at all times thereafter as may be necessary, each of the Parties hereto shall, and shall cause its Affiliates to, execute and deliver such further instruments and take such additional action as the other Party hereto may reasonably request to effect or consummate the transactions contemplated hereby and to vest in Purchaser good and indefeasible title to the Purchased Assets and to comply with this Agreement.

14

5.7 Prohibited Names. Purchaser acknowledges that, at and from Closing, Purchaser shall have no right, title or interest in or to the Sellers’ Trademarks, any derivative thereof, or any corporate name, business identifier, uniform resource locators, internet domain name, social media or microblogging account or logo containing such names or any other derivative thereof (collectively, the “Prohibited Names”). Notwithstanding the foregoing, Sellers agree to provide to the Purchaser the required permissions to use the Sellers’ Trademarks to communicate to customers the assignment of the Loans subject to the prior review and approval of such communication by Sellers. Purchaser acknowledges and agrees that Sellers may also communicate to customers the assignment of the Loans subject to the prior review and approval of such communication by Purchaser. If no such review and approval is completed within three (3) Business Days of receipt of the proposed communication by the approving Party, the approving Party will be deemed to approve the communication.

ARTICLE 6

INDEMNIFICATION

6.1 Indemnification.

(a) Seller’s Indemnification.

(i) Subject to the other limitations in this ARTICLE 6, from and after the Closing, Sellers agree to indemnify Purchaser and its Affiliates and their respective officers, directors and employees (collectively, the “Purchaser Indemnitees”) and hold each Purchaser Indemnitee harmless against any actions, suits, proceedings, hearings, investigations, charges, complaints, claims, loss, liability, fine, penalty, deficiency, damage, amount paid in settlement, obligation, Taxes, or expense (including reasonable legal expenses and costs) (a “Loss”) which such Purchaser Indemnitee suffers or incurs as a result of: (A) the breach by Seller of any representation or warranty contained in ARTICLE 3 hereof; (B) the breach by Seller of any covenant or agreement contained in this Agreement; (C) any Taxes with respect to the Purchased Assets imposed on Purchaser as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to any event or transaction occurring before the Closing; and (D) other than the Assumed Liabilities, any other debt, obligation, duty, contract or liability of the Sellers or any of their Affiliates of any kind whatsoever, whether accrued, contingent, known or unknown, express or implied, primary or secondary, direct or indirect, liquidated or unliquidated, or otherwise.

(ii) Sellers will not be liable under Section 6.1(a)(i)(A) above unless written notice of a possible claim for indemnification pursuant to such subsection is given by the claiming Purchaser Indemnitee to Sellers on or before Sellers’ Survival Date, it being understood that so long as such written notice is given on or prior to Sellers’ Survival Date, such representations and warranties shall continue to survive until such matter is resolved. For purposes of this Agreement, the term “Sellers’ Survival Date” shall mean the date that three (3) years following the Closing Date; provided, however, that Seller Survival Date with respect to any Loss resulting from or related to a breach of the representations and warranties of Seller set forth in Sections 3.1 (Organization and Power), 3.2 (Authorization), 3.3 (No Breach), or 3.5(a) (Purchased Assets) (the ”Sellers’ Fundamental Representations”) shall be the longest period permitted by law and with respect to any Loss resulting from, related to or impacted by Tax matters (including any Loss arising out of the breach of representations in Section 3.8) shall terminate on the date which is 90 days after the relevant Governmental Authorities shall no longer be entitled to assess or reassess liability for Taxes against Sellers or Purchaser for that particular period, having regard, without limitation, to any waivers given by Sellers in respect of any taxation year. All covenants of Sellers made in this Agreement or in any certificate or document delivered by Sellers pursuant to this Agreement shall survive the Closing Date for the longest period permitted by law (other than those covenants which, by their express terms, are limited as to time, in which case such covenants shall survive for the time so specified).

15

(iii) The aggregate amount of all payments made by Sellers in satisfaction of claims for indemnification provided for in Section 6.1(a)(i) shall not exceed seventy-five (75) percent (%) of the Purchase Price, provided that the foregoing shall not be applicable to Losses suffered or incurred from a breach of any of the Sellers’ Fundamental Representations or arising out of fraud on the part of the Sellers or their Affiliates and their respective officers, directors and employees.

(b) Purchaser’s Indemnification.

(i) Subject to the other limitations in this ARTICLE 6, from and after the Closing, Purchaser agrees to indemnify Sellers and their Affiliates and their respective officers, directors, employees and shareholders (collectively, the “Sellers’ Indemnitees”) and hold each Sellers’ Indemnitee harmless against any Loss which such Sellers’ Indemnitee suffers or incurs as a result of: (A) the breach by Purchaser of any representation or warranty contained in ARTICLE 4 hereof; (B) the breach by Purchaser of any covenant or agreement contained in this Agreement; (C) any Taxes with respect to the Purchased Assets imposed on Sellers which such Taxes relate to any event or transaction occurring after Closing; and (D) the Assumed Liabilities.

(ii) Purchaser will not be liable under Section 6.1(b)(i)(A) above unless written notice of a possible claim for indemnification pursuant to such subsection is given by the claiming Sellers’ Indemnitee to Purchaser on or before Purchaser Survival Date, it being understood that so long as such written notice is given on or prior to Purchaser Survival Date, such representations and warranties shall continue to survive until such matter is resolved. For purposes of this Agreement, the term “Purchaser Survival Date” shall mean the date that is three (3) years following the Closing Date; provided, however, that Purchaser Survival Date with respect to any Loss resulting from or related to a breach of the representations and warranties of Purchaser set forth in Sections 4.1 (Organization and Power) or 4.2 (Authorization) (the “Purchaser Fundamental Representations”) shall be the longest period permitted by law and with respect to any Loss resulting from, related to or impacted by Tax matters shall terminate on the date which is 90 days after the relevant Governmental Authorities shall no longer be entitled to assess or reassess liability for Taxes against Sellers or Purchaser for that particular period, having regard, without limitation, to any waivers given by Purchaser in respect of any taxation year. All covenants of Purchaser made in this Agreement or in any certificate or document delivered by Purchaser pursuant to this Agreement shall survive the Closing Date for the longest period permitted by law (other than those covenants which, by their express terms, are limited as to time, in which case such covenants shall survive for the time so specified).

16

(iii) The aggregate amount of all payments made by Purchaser in satisfaction of claims for indemnification provided for in Section 6.1(b)(i) above shall not exceed seventy-five (75) percent (%) of the Purchase Price, provided that the foregoing shall not be applicable to Losses suffered or incurred from a breach of any of the Purchaser Fundamental Representations or arising out of fraud on the part of the Purchaser or its Affiliates and their respective officers, directors and employees.

(c) Indemnification Procedures.

(i) Notice of Claim. Any indemnified party making a claim for indemnification pursuant to Sections 6.1(a) or (b) on account of a Proceeding must give Seller or Purchaser, as the case may be, written notice of such claim promptly, and in any event within 20 Business Days, after the indemnified party receives any written notice of any action, lawsuit, proceeding, investigation or other claim (a “Proceeding”) against or involving the indemnified party by a third party; provided, however, that the failure to notify or delay in notifying will not relieve the indemnitor of its obligations except to the extent that such claim is materially prejudiced as a result thereof.

(ii) Settlement of Claims. The indemnifying party shall have the right, by notice to the indemnified party given not later than 30 Business Days after receipt of the notice described in Section 6.1(c)(i), to assume the control of the defence, compromise or settlement of the Proceeding, provided that such assumption shall, by its terms, be without cost to the indemnified party and provided the indemnifying party acknowledges in writing its obligation to indemnify the indemnified party in accordance with the terms contained in this Section in respect of that Proceeding. Notwithstanding the foregoing, the indemnified party shall have the right to conduct and control the defense, compromise or settlement of any Proceeding with counsel of its choice and at the indemnifying party’s sole cost and expense if (A) the indemnifying party shall not have delivered the notice to the Indemnified Party of its election to conduct and control the defense of the Proceeding within the time period specified above, (B) the indemnifying party shall fail to conduct such defense diligently and in good faith, (C) the indemnified party shall reasonably determine, after consultation with its counsel, that use of counsel selected by the indemnifying party to represent the indemnified party would be reasonably likely to present such counsel with a conflict of interest, (D) the Proceeding seeks injunctive, equitable or other non-monetary relief against the indemnified party or monetary damages in excess of the amount for which the indemnifying party is obligated to indemnify the indemnified party pursuant to this ARTICLE 6 or (E) the Proceeding relates to or otherwise arises in connection with any criminal or regulatory proceeding

17

(iii) Upon the assumption of control of any Proceeding by the indemnifying party as set out in Section 6.1(c)(ii), the indemnifying party shall diligently proceed with the defence, compromise or settlement of the Proceeding at its sole expense, including, if necessary, employment of counsel and experts reasonably satisfactory to the indemnified party and, in connection therewith, the indemnified party shall cooperate fully, but at the expense of the indemnifying party with respect to any out-of-pocket expenses incurred, to make available to the indemnifying party all pertinent information and witnesses under the indemnified party’s control, make such assignments and take such other steps as in the opinion of counsel for the indemnifying party are reasonably necessary to enable the indemnifying party to conduct such defence. The indemnified party shall also have the right to participate in the negotiation, settlement or defence of any Proceeding at its own expense. The indemnifying party shall not settle any Proceeding without the prior written consent of the indemnified party, such consent not to be unreasonably withheld.

(iv) The final determination of any Proceeding pursuant to this Section, including all related costs and expenses, shall be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be, of such Proceeding against the indemnifying party.

(v) If the indemnifying party does not assume control of a Proceeding as permitted in Section 6.1(c)(ii), the obligation of the indemnifying party to indemnify the indemnified party in respect of such Proceeding shall terminate if the indemnified party settles such Proceeding without the consent of the indemnifying party.

(d) Seller and Purchaser agree that any indemnification payment made pursuant to this ARTICLE 6 shall constitute an increase or decrease, as the case may be, of the Purchase Price.

6.2 Exclusive Remedy. Other than any right of a Party to seek specific performance, injunctive relief, or any other equitable remedies to which it may be entitled hereunder, the rights of indemnity set forth in this ARTICLE 6 are the sole and exclusive remedy of each Party in respect of any misrepresentation, incorrectness in or breach of representation or warranty or breach of covenant, by the other Party under this Agreement. Accordingly, the Parties waive, from and after Closing, any and all rights, remedies and claims that one Party may have against the other, whether at law, under any statute or in equity (including but not limited to claims for contribution or other rights of recovery arising under any claims for breach of contract, breach of representation and warranty, negligent misrepresentation and all claims for breach of duty), or otherwise, directly or indirectly, relating to the provisions of this Agreement or the transactions contemplated by this Agreement other than as expressly provided for in this ARTICLE 6 and other than those arising with respect to any fraud. The Parties agree that if a claim for indemnification is made by one Party in accordance with Section 6.1(a) or Section 6.1(b), as the case may be, and there has been a refusal by the other Party to make payment or otherwise provide satisfaction in respect of such claim, then a legal proceeding is the appropriate means to seek a remedy for such refusal. This ARTICLE 6 6 shall remain in full force and effect in all circumstances and shall not be terminated by any breach (fundamental, negligent or otherwise) by any Party of its representations, warranties or covenants under this Agreement or under any Closing document or by any termination or rescission of this Agreement by any Party.

6.3 One Recovery. A Party shall not be entitled to double recovery for any claims even though they may have resulted from the breach of more than one of the representations, warranties, agreements and covenants made by the other Party in this Agreement.

18

6.4 Duty to Mitigate. Nothing in this Agreement shall in any way restrict or limit the general obligation at law of a Party to mitigate any loss which it may suffer or incur by reason of the breach by the other Party of any representation, warranty or covenant of that other Party under this Agreement. The amount of any Losses for indemnification hereunder shall be calculated net of any amounts actually recovered by the indemnified party for such Losses under any applicable third party insurance policies (excluding self-insurance arrangements) or from any third party alleged to be responsible therefor (the ”Collateral Sources”), less the costs and expenses incurred by the indemnified party to collect any such insurance proceeds or other amounts (including reasonable attorneys’ fees and expenses and, in the case of insurance proceeds, any deductibles or self-insured retentions, any increases in premium or any retroactive premium adjustments directly related to obtaining such insurance proceeds) (collectively, the ”Recovery Costs”), it being agreed and understood that no indemnified party shall have any obligation to seek recovery under any insurance policy prior to making any claim for indemnification hereunder. If the indemnified party receives any amounts from any Collateral Source for any Losses after receiving an indemnification payment from the indemnifying party in respect of such Losses, then the indemnified party shall promptly reimburse the indemnifying party for any such indemnification payment up to the amount actually received by the indemnified party from such Collateral Source, less the Recovery Costs

6.5 Survival. All covenants, agreements, representations and warranties made by Seller and Purchaser hereto pursuant to this Agreement shall survive Closing and remain effective, subject to the time limitations described in Section 6.1(a)(ii) and Section 6.1(b)(ii).

ARTICLE 7

MISCELLANEOUS

7.1 Time of the Essence. Time shall be of the essence of this Agreement in all respects.

7.2 Amendment and Waiver. This Agreement may not be amended, altered or modified except by a written instrument executed by Seller and Purchaser. A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless in writing and signed by the Party to be bound by the waiver and then only in the specific instance and for the specific purpose for which it has been given. No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party. The waiver by a Party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that Party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

19

7.3 Notices. All notices, demands and other communications to be given or delivered to Purchaser or Seller under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when personally delivered, sent by reputable overnight courier or transmitted by e-mail of a PDF document (transmission confirmed), to the addresses indicated below (unless another address is so specified in writing):

If to Seller, then to:

Mogo Finance Technology Inc.

2100 – 401 W Georgia Street

Vancouver, British Columbia V5A4B1

Attention: Gregory Feller , President & CFO

E-Mail: [Redacted – Personal Information]

with a copy to (which shall not constitute notice):

Mogo Finance Technology Inc.

2100 – 401 W Georgia Street

Vancouver, British Columbia V5A4B1

Attention: Alice Davidson, VP & General Counsel

E-Mail: [Redacted – Personal Information]

If to Purchaser, then to:

easyfinancial Services Inc.

33 City Centre Drive, 5th Floor

Mississauga, Ontario L5B 2N5

Attention: Andrea Fiederer

E-Mail: [Redacted – Personal Information]

with a copy to (which shall not constitute notice):

goeasy, Ltd.

33 City Centre Drive, 5th Floor

Mississauga, Ontario L5B 2N5

Attention: Sabrina Anzini , SVP Legal & Corporate Affairs

E-Mail: [Redacted – Personal Information]

7.4 Assignment. This Agreement and all of the provisions hereof shall be binding upon and enure to the benefit of each of the Parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any rights, benefits or obligations set forth herein may be assigned by any of the Parties hereto without the prior written approval of the other Party hereto, which shall not be unreasonably withheld or delayed.

20

7.5 Severability. If any provision of this Agreement or portion thereof or the application thereof to any Person or circumstance shall to any extent be illegal, invalid or unenforceable: (a) the remainder of this Agreement or the application of such provision or portion thereof to any other Person or circumstance shall not be affected thereby; and (b) the Parties will negotiate in good faith to amend this Agreement to implement the intentions set forth in this Agreement. Each provision of this Agreement shall be legal, valid and enforceable to the fullest extent permitted by law.

7.6 Currency. Unless otherwise specified, all references to amounts of money in this Agreement refer to the lawful currency of Canada.

7.7 No Third-Party Beneficiaries. Seller and Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. No Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person. Notwithstanding the foregoing, each Party acknowledges that the other Party is acting as trustee and agent for the remaining Purchaser Indemnitees or Seller Indemnitees, as the case may be, on whose behalf and for whose benefit the indemnity in Section 6.1(a) or Section 6.1(b), as the case may be, is provided and that such remaining indemnified parties shall have the full right and entitlement to take the benefit of and enforce such indemnity notwithstanding that they may not individually be parties to this Agreement. Each Party agrees that the other Party may enforce the indemnity for and on behalf of such remaining indemnified parties and, in such event, the Party from whom indemnification is sought will not in any proceeding to enforce the indemnity by or on behalf of such remaining indemnified parties assert any defence thereto based on the absence of authority or consideration or privity of contract and irrevocably waives the benefit of any such defence.

7.8 Entire Agreement. This Agreement, together with the exhibits and schedules thereto, and the documents referred to herein contains the entire agreement between the Parties and wholly cancels, terminates and supersedes any and all previous and/or contemporaneous oral agreements, representations, negotiations, commitments and writings between the Parties hereto with respect to such subject matter. No change, modification, extension, termination, notice of termination, discharge, abandonment or waiver of this Agreement or any of the provisions hereof nor any representation, promise or condition relating to this Agreement shall be binding upon the Parties hereto unless made in writing and signed by the Parties hereto.

7.9 Counterparts. This Agreement may be executed in one or more counterparts, any one of which may be by facsimile or e-mail of a PDF document, and all of which taken together shall constitute one and the same instrument. The Parties agree that electronic signatures will have the same legal effect as original (i.e., ink) signatures and that an electronic, scanned, facsimile, or duplicate copy of any signatures will be deemed an original and may be used as evidence of execution.

7.10 Further Assurances. The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after Closing.

21

7.11 Effective Conveyance. This Agreement shall operate as an actual conveyance, transfer, assignment and setting over of all the right, title and interest of the Seller in and to the Purchased Assets as of the applicable Closing.

7.12 Governing Law and Jurisdiction. This Agreement shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated, in all respects, as an Ontario contract. Each of the Parties to this Agreement irrevocably submits to the jurisdiction of the courts of the Province of Ontario and irrevocably waives any right to, and shall not, oppose any proceeding in the Province of Ontario on any jurisdictional basis, including forum non conveniens.

[Signature Page Follows]

22

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above-written.

SELLERS:

MOGO FINANCIAL INC.

By:	“Erin Feller”
Name:	Erin Feller
Title:	Director

MOGO FINANCE TECHNOLOGY INC.

By:	“Gregory Feller”
Name:	Gregory Feller
Title:	President & CFO

PURCHASER:

EASYFINANCIAL SERVICES INC.

By:	“Jason Mullins”
Name:	Jason Mullins
Title:	President & CEO

23